Exhibit 99.1

Renren Reports Unaudited Financial Results for the Nine Months Ended September 30, 2022

Phoenix, Arizona, December 21, 2022 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates two US-based SaaS businesses, Chime Technologies Inc.© and Trucker Path Inc.©, today reports its unaudited financial results for the nine months ended September 30, 2022 for informational purposes only.

On November 3, 2022, the Company declared a special cash distribution in connection with the settlement contemplated by the Stipulation of Settlement, dated as of October 7, 2021 and as amended on May 27, 2022. The trading price for Renren’s American Depositary Shares (“ADSs”) on and around the ex-dividend date for the special cash distribution (i.e. December 22, 2022) is expected to be much lower than the closing price on the last trading date before the ex-dividend date, to reflect the amount of the special cash distribution. To the extent that Renren’s ADSs trade below US$1.00 per ADS for an extended period of time, or at a price viewed to be an abnormally low selling price under NYSE rules, Renren’s ADSs may be suspended from trading on the NYSE and ultimately delisted. To assist in stabilizing the ADS trading price and address this risk, Renren’s board of directors has authorized a share repurchase program under which the Company may repurchase up to US$10 million of its shares (including those represented by ADSs), effective for up to one year following commencement of the repurchase program. The Company’s proposed repurchases may be made on the open market at prevailing market prices from time to time as market conditions warrant in accordance with the applicable requirements of Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. The Company is considering repurchasing Renren’s ADSs in accordance with its repurchase program.

Following the announcement of the Company’s unaudited financial results for the six months ended June 30, 2022, which was included as Exhibit 99.1 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on November 10, 2022, the Company made write-downs to investments in Infinities Technology (Cayman) Holding Limited (“Infinities”), and convertible preferred shares of Kaixin Auto Holdings, of US$40 million and US$1.45 million, respectively.

Conference Call Information

The Company will not host a conference call regarding its unaudited financial results for the nine months ended September 30, 2022. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, Inc. and Trucker Path. Renren’s American depositary shares, each of which currently represents forty-five Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Renren’s goals and strategies; Renren’s future business development, financial condition and results of operations; Renren’s expectations regarding demand for and market acceptance of its services; Renren’s plans to enhance user experience, infrastructure and service offerings. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted loss from operations” and “adjusted net income (loss) from continuing operations” which are defined as non-GAAP financial measures by the SEC, in evaluating its business. Renren defines adjusted loss from operations as loss from operations excluding share-based compensation expenses, depreciation of property and equipment and gain on debt extinguishment and adjusted net income (loss) from continuing operations as net income (loss) from continuing operations excluding share-based compensation expenses, depreciation of property and equipment, fair value change of contingent consideration, gain on debt extinguishment, fair value change of long-term investment, pick up of loss from Kaixin goodwill impairment, pick up of loss from the equity method investment in Kaixin and impairment of long-term investments. Renren continuously and periodically reviews its operating results and business performance. Starting from the first quarter of 2018, there was a significant impact on net (loss) income due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. The contingent consideration was settled during 2021 and has no significant impact to the Company thereafter. Kaixin completed the reverse acquisition with Haitaoche on June 25, 2021, which created significant goodwill on Kaixin’s financial statements, and a significant portion of such goodwill was impaired as of June 30, 2021. Subsequent to completion of the reverse acquisition, Renren started to account for its retained non-controlling investment in Kaixin under the equity method of accounting through June 30, 2022. As of June 30, 2022, the Company changed the method of accounting of the Kaixin investment from equity method to equity investment with readily available fair value. Due to the nature of the business, Renren believes that in disclosing adjusted net income (loss) from continuing operations by excluding the impact of fair value changes of contingent consideration and long-term investment, gain on debt extinguishment, pick-up of loss from the equity method investment in Kaixin, pick-up of loss derived from Kaixin’s goodwill impairment, impairment of long term investments, and also expenses for share-based compensation, and depreciation of property and equipment, Renren provides investors with useful information to understand Renren’s business performance. To facilitate investors’ and analysts’ comparative analysis, the aforesaid impact is presented retrospectively in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures”. Renren presents adjusted loss from operations and adjusted net income (loss) from continuing operations because they are used by Renren’s management to evaluate its operating performance. Renren also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating Renren’s consolidated results of operations in the same manner as Renren’s management and in comparing financial results across accounting periods and to those of Renren’s peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations Department

Renren Inc.

Email: ir@renren-inc.com

RENREN INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of
	December 31,	September 30,
	2021	2022 (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$65,247	$55,254
Accounts receivable, net	1,618	2,286
Prepaid expenses and other current assets	6,272	3,503
Amounts due from related parties	762	685
Inventory	358	10
Total current assets	74,257	61,738

Non-current assets:
Property and equipment, net	216	5,101
Intangible assets, net	325	3,612
Goodwill	124	260
Long-term investments	94,195	45,692
Right-of-use lease assets	888	526
Other non-current assets	170	104
Total non-current assets	95,918	55,295

TOTAL ASSETS	$170,175	$117,033

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,652	$2,298
Short-term debt	1,585	-
Accrued expenses and other current liabilities	12,054	13,100
Short-term operating lease liabilities	706	431
Amounts due to related parties	714	642
Deferred revenue and advance from customers	2,622	3,890
Income tax payable	13,767	12,331
Total current liabilities	33,100	32,692

Non-current liabilities:
Long-term operating lease liabilities	63	-
Total non-current liabilities	63	-

TOTAL LIABILITIES	$33,163	$32,692

Shareholders’ Equity:
Class A ordinary shares	816	833
Class B ordinary shares	305	305
Additional paid-in capital	772,207	775,540
Statutory reserves	6,712	6,712
Accumulated deficit	(620,391)	(677,198)
Accumulated other comprehensive loss	(10,012)	(8,209)
Total Renren Inc. shareholders’ equity	149,637	97,983

Noncontrolling interests	(12,625)	(13,642)

TOTAL EQUITY	137,012	84,341

TOTAL LIABILITIES AND EQUITY	$170,175	$117,033

RENREN INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data, per share data, ADS data, and per ADS data)

	For the nine months ended
	September 30,
	2021	2022
	(Unaudited)	(Unaudited)
Net revenues	$23,735	$33,304
Cost of revenues	(4,013)	(7,653)

Gross profit	19,722	25,651

Operating expenses:
Selling and marketing	(10,287)	(14,456)
Research and development	(7,613)	(11,964)
General and administrative	(13,131)	(10,663)
Total operating expenses	(31,031)	(37,083)

Loss from operations	(11,309)	(11,432)

Other income, net	528	1,412
Net increase of fair value on investment in Kaixin	-	5,172
Fair value change of contingent consideration	513	-
Impairment of long-term investments	-	(41,452)
Provision of restricted cash	-	(38)
Interest income	216	254
Interest expenses	(51)	(24)
Total other income, net	1,206	(34,676)

Loss before provision of income tax and loss in equity method investments	(10,103)	(46,108)
Income tax expenses	-	-

Loss before loss in equity method investments and noncontrolling interest	(10,103)	(46,108)
Loss in equity method investments, net of tax	(44,099)	(11,595)
Loss from continuing operations	(54,202)	(57,703)

Discontinued operation:
Loss from operations of discontinued operation net of income tax	(10,896)	-
Gain on deconsolidation of the discontinued operation, net of income tax	123,667	-

Income from discontinued operation, net of tax	112,771	-

Net income (loss)	58,569	(57,703)
Net loss attributable to noncontrolling interests	3,606	896

Net loss from continuing operations attributable to Renren Inc.	(54,271)	(56,807)
Net income from discontinued operations attributable to Renren Inc.	116,446	-
Net income (loss) attributable to Renren Inc.	$62,175	$(56,807)

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic and diluted	(0.050)	(0.050)

Net income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic and diluted	0.107	-

Net income (loss) per share attributable to Renren Inc. shareholders:
Basic and diluted	0.057	(0.050)

Net income (loss) attributable to Renren Inc. shareholders per ADS*:
Basic and diluted	2.560	(2.257)

Weighted average number of shares used in calculating net (loss) income per ordinary share attributable to Renren Inc. shareholders:

Basic and diluted	1,092,964,979	1,132,545,455

* Each ADS represents 45 Class A ordinary shares.

Unaudited Reconciliation of Non-GAAP and GAAP Financial Measures

(In thousands of US dollars)

	For the nine months ended
	September 30,
	2021	2022
Loss from operations	$(11,309)	$(11,432)
Add back: Share-based compensation expenses	6,373	3,159
Add back: Depreciation of property and equipment	70	164
Less: Gain on debt extinguishment	-	(1,357)
Adjusted loss from operations	$(4,866)	$(9,466)

Loss from continuing operations	$(54,202)	$(57,703)
Add back: Pick up of loss from the equity method investment in Kaixin[1]	513	11,986
Add back: Pick up of loss from Kaixin Goodwill impairment[1]	47,837	-
Less: Fair value increase of long-term investment Kaixin[2]	-	(5,172)
Add back: Impairment of long-term investments[3]	-	41,452
Less: Fair value change of Kaixin contingent consideration	(513)	-
Add back: Share-based compensation expenses	6,373	3,159
Add back: Depreciation of property and equipment	70	164
Less: Gain on debt extinguishment	-	(1,357)
Adjusted net income (loss) from continuing operations	$78	$(7,471)

1Adjustment of net loss from equity method investment in Kaixin Auto Holdings, in which the Company retained a non-controlling interest after deconsolidating it on June 25, 2021. During the period from June 25, 2021 to June 30, 2021, the loss picked up from Kaixin raised from Kaixin’s Goodwill impairment, and after June 30, 2021 through September 30, 2021, loss picked up from Kaixin raised from Kaixin’s net loss mainly from operation, which are excluded from the net loss from continuing operations to get to the non-GAAP adjusted net income (loss) from continuing operations. The pick up of loss for the nine months ended September 30, 2022 relates to loss picked up prior to the change from equity method to fair value accounting effective on June 30, 2022.

2Adjustment of unrealized gain as a fair value increase to the long-term investment in Kaixin.

3 Adjustment of impairment $40 million in the Infinities investment as a result of adverse change in the government regulatory, economic and technological environment, the continuing worsened general market condition of both the geographic area and the industry in which the investees operate, and negative financial trends within the investee. An additional $1.45 million impairment was recorded as a reduction in the fair value of the investment in preferred shares of Kaixin Auto Holdings.